PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

To:
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)

We refer to the short form prospectus of TransGlobe Energy Corporation (the "Company") dated February 17, 2009 relating to the distribution of 5,798,000 common shares (the "Common Shares") of TransGlobe Energy Corporation at a price of $3.45 per Common Share (the "Offering").

We consent to being named in and to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated November 29, 2007 to the Directors of the Company with respect to Drucker Petroleum Inc. and Dublin International Petroleum (Egypt) Limited on the following financial statements:

- Combined balance sheet as at December 31, 2006;
- Combined statements of operations and retained earnings and cash flows for the year ended December 31, 2006.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

PricewaterhouseCoopers LLP

CHARTERED ACCOUNTANTS
Calgary, Alberta
February 17, 2009